Exhibit 99.3

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

TULSA OFFICE	HOUSTON OFFICE
First Place Tower	Kellog Brown and Root Tower
15 East Fifth Street • Suite 3500	601 Jefferson Ave. • Suite 3790
Tulsa, Oklahoma 74103-4350	Houston, Texas 77002-7912
(918) 587-5521 • Fax: (918) 587-2881	(713) 651-8006 • Fax: (281) 754-4934

February 5, 2010

Chesapeake Energy Corporation

6206 North Western

Oklahoma City, Oklahoma 73118

Attention:	Mr. Gary L. Egger,
Vice President
Reservoir Engineering

		Re:	Estimated Reserves and Future Net Revenue
Selected Interests Owned by
Chesapeake Energy Corporation
Constant Prices and Expenses

Gentlemen:

In accordance with your request, we have prepared an estimate of reserves and future net revenue to be realized from interests owned by Chesapeake Energy Corporation (Chesapeake) and located in the states of Arkansas, Louisiana, Oklahoma and Texas. It is our understanding that the proved reserves estimated in this report constitute approximately 10 per cent of the total proved reserves of Chesapeake. The effective date of the estimate is December 31, 2009. Our estimate was completed on February 3, 2010, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES				FUTURE NET REVENUE
RESERVE CLASSIFICATION	Oil (MMBL)	Gas (MMCF)	NGL (MMBL)	Net Equiv. (MMCFE)	Total (M$)	Present Worth Disc.@10% (M$)

Proved Developed
Producing	13,103.32	774,592.82	—	853,212.75	$2,503,168.75	$1,351,414.38
Behind-Pipe	2,252.86	153,431.13	—	166,948.28	458,695.25	257,017.84
Non-Producing	670.28	26,801.54	—	30,823.19	91,350.59	52,170.67

Sub-Total	16,026.46	954,825.49	—	1,050,984.22	$3,053,214.59	$1,660,602.89

Proved Undeveloped	4,113.52	268,276.44	—	292,957.53	450,112.31	122,594.27

Total All Reserves	20,139.98	1,223,101.93	—	1,343,941.75	$3,503,326.90	$1,783,197.16

*	Net Gas Equivalent is calculated based on a conversion factor of 6 MCF of Gas per BBL of Oil.

Note: Totals may not agree with schedules due to computer roundoff.

For the proved developed producing, future net revenue is the amount, exclusive of income taxes, which will accrue to the subject interests from the continued operation of the properties either to depletion or through the year 2075 AD, whichever is projected first. For all other reserve categories, future net revenue is the amount, exclusive of income taxes, which will accrue to the subject interests from the continued operation of the properties to depletion. Future net revenue should not be construed as a fair market or trading value. Provisions have been made for the cost of plugging and abandoning the properties and for the value of salvable equipment.

No attempt has been made to determine whether or not the wells and facilities comply with various governmental regulations, nor have costs been included in the event they are not.

Summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type are included in Schedule No. 1. Also presented in Schedule No. 1 are present worth determinations at ten discount rates, ranging from 5 to 100 per cent. Schedules No. 2 and 3 are sequential listings of the individual properties based on discounted future net revenue for the various reserve categories. Schedule No. 4 is an alphabetical listing by lease name.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the SEC. These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” “proved developed behind-pipe,” and “proved developed shut-in.”

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Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells. This category also includes “proved developed shut-in reserves.”

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

The majority of the subject wells have been producing for a considerable length of time. Reserves attributable to wells with well-defined production trends or relationships were based upon extrapolation of these trends or relationships to economic limits and/or abandonment pressures.

Reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures and other pertinent factors were considered in the estimations of these reserves.

Reserves classified as non-producing and/or shut in are attributable to remedial work or stimulations to be performed on the currently perforated zones, i.e., fracture treatments or pumping unit installation. These reserves are based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

Primary reserves attributable to undeveloped locations have been based on volumetric calculations and/or analogy with offsetting wells.

FUTURE NET REVENUE

Oil Income

Income from the sale of oil was estimated using the average price received for oil sold from the subject properties the first day of each month during 2009. These prices were provided by the staff of Chesapeake. The average price, $61.14 per barrel, was held constant throughout the economic life determined for each well. Adjustments for each well were made for the historical difference between the actual field price received and the above reference price.

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Gas Income

Income from the sale of gas was also estimated using the average price received for gas sold from the subject properties the first day of each month during 2009. These prices were provided by the staff of Chesapeake. The average price, $3.866 per million cubic feet, was held constant throughout the economic life determined for each well. Adjustments for each well were made for the historical difference between the actual field price received and the above reference price.

Operating Expenses

Operating expenses and data used to determine operating expenses were provided by the staff of Chesapeake. These expenses are based upon the actual operating costs charged by the respective operators or are based upon the actual experience of the operators in the various areas. Like income, expenses have also been held constant throughout the life of each lease. Monthly operating costs for Chesapeake-operated wells do not include COPAS overhead charges. They do, however, include Chesapeake’s actual overhead expenses for the Chesapeake-operated wells.

FUTURE EXPENDITURES

Future expenditures have been based on the data provided by the staff of Chesapeake.

GENERAL

Information upon which this estimate has been based was furnished by the staff of Chesapeake or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the wells was discussed with employees of Chesapeake.

This estimate has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. We consider the assumptions, data, methods and procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenue herein. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors, including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. Government regulations and policies affect Chesapeake’s ability to recover oil and gas reserves and changes may cause volumes of reserves actually recovered to increase or decrease from the estimated quantities. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

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The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

This report is to be used only in its entirety. Individual projections are not to be distributed unless accompanied by this letter.

We appreciate this opportunity to be of service to you.

Very truly yours,

/s/ Lee Keeling and Associates, Inc.

LEE KEELING AND ASSOCIATES, INC.

LKA6901

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